Suite 1900 – 570 Granville Street
Vancouver, BC, V6C 3P1
Tel.: (604) 682-4002
Fax: (604) 682-4003

March 20, 2013	TSX: TMM, NYSE. MKT: TGD

NEWS RELEASE

Timmins Gold reports record Free Cash Flow, Profit from Operations and Earnings Per Share for fiscal 2012

Vancouver, BC - Timmins Gold Corp. (TSX: TMM, NYSE.MKT: TGD) (the “Company”) is pleased to report its financial results for the year ended December 31, 2012. The comparative period is the nine months ended December 31, 2011 due to the change in year-end during December 2011. All results are presented in United States dollars ("US Dollars") unless otherwise stated. Readers should refer to the 2012 management discussion and analysis and consolidated financial statements for complete information.

“2012 was a strong year operationally as demonstrated by increased free cash flow, profit from operations, and earnings per share” stated Mr. Bruce Bragagnolo, CEO of Timmins Gold Corp. “The crushing expansion to 24,000 tpd was completed in Q4, 2012 and we are now seeing the benefits of the increased crushing throughput in Q1, 2013. The 2012 drill program was successful in delineating new mineralized zones adjacent to the San Francisco Gold Property. The Company’s 2013 growth strategy is to increase its production from the San Francisco Gold Property to between 125,000 and 130,000 ounces of gold at a cash cost in a range of $700 to $750 per ounce.”

The Company continues to fund all of its operations, expansion and drilling from existing cash flows and in addition is generating free cash flow. Timmins Gold believes it is well positioned to continue realizing current gold prices, generating strong margins and increased free cash flow from operations.

2012 HIGHLIGHTS
  Metal revenues were a record $156.2 million, compared to $90.8 million during the nine months ended December 31, 2011.

  Profit from operations was a record $60.6 million, compared to $36.6 million during the nine months ended December 31, 2011.

  Cash flows from operations were a record $46.9 million, compared to $25.3 million during the nine months ended December 31, 2011.

  Cash at December 31, 2012 was $24.2 million after investing $34.3 million in plant expansion and exploration. Cash at December 31, 2011 was $9.9 million after investing $29.2 million in plant expansion and exploration.

  The Company produced a record 94,444 ounces of gold and sold a record 94,128 ounces of gold, compared to 55,487 and 56,777 respectively, during the nine months ended December 31, 2011. Projected production for 2013 is between 125,000 and 130,000 ounces of gold.

  The Company’s cash cost per ounce on a by-product basis was $743, compared to $591 during the nine months ended December 31, 2011. The increase over prior period is primarily the result of global price increases in consumables used in gold production as well as increased quantities of consumables used. Also impacting the cash costs is the inclusion of $2.1 million in variable compensation paid during 2012, which was not incurred during the nine months ended December 31, 2011, which increased cash costs by $22 per ounce.

  The Company increased its earnings per share to $0.25, compared to $0.15 during the nine months ended December 31, 2011.

  The drill program for the San Francisco Gold Property continued throughout the year with over 100,000 meters drilled in the following areas:

    A total of 18,946 meters of drilling were completed in and around the San Francisco pit;

    A total of 77,720 meters were drilled adjacent to the La Chicharra open pit gold mine located two kilometres west of the San Francisco pit; and

    A total of 8,764 meters were drilled to the east and west of the two pits.

  Completion of the construction of the expanded crushing circuit.
SUMMARIZED ANNUAL FINANCIAL STATEMENTS AND OPERATING RESULTS

US dollars (thousands) unless otherwise indicated	Year ended December 31, 2012	Nine months ended December 31, 2011
Gold sold (oz)	94,128	56,777
Silver sold (oz)	56,252	28,897
Metal revenues	$156,192	$90,769
Production costs, excluding depletion and depreciation	$71,645	$34,536
Profit from operations	$60,610	$36,576
Earnings	$36,068	$28,874
Earnings per share, basic and diluted	$0.25	$0.15
Cash flows from operations	$46,869	$25,304
Total cash, end of period	$24,188	$9,865
Total assets, end of period	$217,304	$162,220
Total by-product cash costs per gold ounce	$743	$591
Average realized gold price per gold ounce	$1,661	$1,599

SUMMARIZED Q4 2012 FINANCIAL STATEMENTS AND OPERATING RESULTS

US dollars (thousands) unless otherwise indicated	Q4 2012	Three months ended December 31, 2011
Gold sold (oz)	24,241	21,895
Silver sold (oz)	16,203	11,635
Metal revenues	$40,596	$35,495
Production costs, excluding depletion and depreciation	$18,935	$14,497

Profit from operations	$16,015	$15,793
Earnings	$12,006	$11,530
Earnings per share, basic and diluted	$0.09	$0.08
Cash flows from operations	$12,897	$11,458
Total cash, end of period	$24,188	$9,865
Total assets, end of period	$217,304	$162,220
Total by-product cash costs per gold ounce	$760	$646
Average realized gold price per gold ounce	$1,682	$1,621

About Timmins Gold

Timmins Gold is in commercial gold production at its wholly owned San Francisco Gold Property in Sonora, Mexico. The mine is an open pit heap leach operation from which Timmins Gold has projected production of 125,000 to 130,000 ounces of gold in 2013.

Contacts:
Timmins Gold Corp.
Bruce Bragagnolo
CEO and Director
604-638-8980
bruce@timminsgold.com
www.timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events. Such statements include estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to production, exploration drilling, reserves and resources, exploitation activities and events or future operations. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed.

In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results.